UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

(Amendment No. __ )*

SulphCo, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

865378103

(CUSIP Number)

Dr. Rudolph W. Gunnerman
6601 Windy Hill

Reno, Nevada 89511
775-829-9904

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 4, 2000

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Page 1 of 7)

_____________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 865378103		Page 2 of 7 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Dr. Rudolph W. Gunnerman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 277,000
	8	SHARED VOTING POWER 32,277,913
	9	SOLE DISPOSITIVE POWER 277,000
	10	SHARED DISPOSITIVE POWER 32,277,913
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 35,554,913
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.9%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 865378103		Page 3 of 7 Pages

1		NAME OF REPORTING PERSON SS. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Doris Gunnerman
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* PF
5		CHECK BOX OF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 32,277,913
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 32,277,913
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,277,913
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.5%
14		TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT! *

CUSIP No. 865378103	Page 4 of 7 Pages

Item 1.  Security and Issuer.

This Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $.001 per share (the “Common Stock”), of SulphCo, Inc., a Nevada corporation (the “Company”), which has its principal executive offices at 850 Spice Islands Drive, Sparks, Nevada 89431.

Item 2.  Identity and Background.

This statement is being filed jointly by Dr. Rudolph W. Gunnerman and his spouse, Doris Gunnerman (the “Reporting Persons”). Dr. Gunnerman is currently the Company’s Chairman and Chief Executive Officer.  The Company’s address is set forth in Item 1.  Mrs. Gunnerman is retired. The Reporting Persons’ address is 6601 Windy Hill Way, Reno, Nevada 89511.

During the last five years, neither of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

In January 1999, Dr. Gunnerman formed GRD, Inc. (“GRD”), a Nevada corporation owned by him and Mrs. Gunnerman.  On December 4, 2000, pursuant to an Exchange Agreement between the Company and GRD, the Company acquired all of the outstanding stock of GRD, and Dr. Gunnerman and Mrs. Gunnerman were issued an aggregate of 12,000,000 shares of Common Stock in exchange for their shares of capital stock of GRD (the “GRD Acquisition”).

Subsequent to the GRD Acquisition, the Reporting Persons jointly acquired an additional 23,554,913 shares of Common Stock  for an aggregate purchase price of $11,268,800.  The source of all funds used to acquire shares of Common Stock purchased by the Reporting Persons since the date of the GRD Acquisition was the Reporting Persons’ own personal funds.

Item 4.  Purpose of Transaction.

The shares of Common Stock reported herein were initially acquired by the Reporting Persons for investment purposes.

On January 12, 2007, Dr. Gunnerman delivered to the Company a written consent of the holders of a majority of the Company’s outstanding shares of Common Stock (the “Written Consent”), which was signed by, among others, the Reporting Persons.  Pursuant to the Written Consent, various amendments were effected to the Company’s Amended and Restated Bylaws.  These amendments include, among others, (a) the requirement that an Annual Meeting of the stockholders be held on the first Tuesday in April at 850 Spire Islands Drive, Sparks, Nevada; (b) modifications to the procedures for stockholder nominations of directors to serve on the Company’s Board of Directors; (c) the fixing of the number of Board members at six; (d) the elimination of “cause” as a requirement for the removal of directors; (e) the inability of the Board to remove any officer of the Company until the first annual Board meeting to be held following the next annual meeting of stockholders following January 11, 2007; (f) the inability of the Board of Directors to issue, prior to the next annual meeting of stockholders (i) any shares of capital stock of the Company entitled to more than one vote per share and, (ii) in the aggregate, in excess of 10% of the outstanding shares of capital stock of the Company; and (g) that the Amended and Restated Bylaws may be amended only by stockholders holding a majority of the Company’s voting stock.  A full copy of the

CUSIP No. 865378103	Page 5 of 7 Pages

Amended and Restated Bylaws, as amended by the Written Consent, has been filed as Exhibit 99.2 to this Schedule 13D.

The Reporting Persons may propose their own slate of nominees for election at the Company’s next annual meeting of stockholders and may solicit the Company’s stockholders to vote in favor of the election of such nominees.

Other than as set forth above, at the present time, the Reporting Persons have no plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D. Depending on various factors including, without limitation, the Company's financial position and investment strategy, the price levels of the shares of Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, or changing their intention with respect to any and all matters referred to in this Item 4.

Item 5.  Interest in Securities of the Issuer.

As of January 12, 2007, Dr. Gunnerman beneficially owned 35,554,913 shares of Common Stock constituting approximately 44.9% of the Company’s outstanding shares of Common Stock. The shares held by Dr. Gunnerman include 32,277,913 shares held jointly with Mrs. Gunnerman.

As of January 12, 2007, Mrs. Gunnerman beneficially owned 32,277,913 shares of Common Stock constituting approximately 44.5% of the Company’s outstanding shares of Common Stock, all of which are held jointly with Dr. Gunnerman.

The Reporting Persons share the power to vote and dispose of, or to direct the vote or disposition of, the 32,277,913 shares of Common Stock held by them jointly.

Dr. Gunnerman has the sole power to vote and dispose of the 277,000 shares of Common Stock held solely by him.

The following purchases of Common Stock were effected by Dr. Gunnerman in the past 60 days, constituting all transactions effected by the Reporting Persons in the Company’s Common Stock in the past 60 days.  All of the purchases below were effected in the open market.

Date of Purchase	Shares Purchased	Price per Share
December 26, 2006	10,000	$4.63
December 27, 2006	15,000	$4.66
December 28, 2006	10,000	$4.56

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons named herein and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

CUSIP No. 865378103	Page 6 of 7 Pages

Item 7.  Material to be Filed as Exhibits.

Exhibit No.

99.1

Joint Filing Agreement, as required by Rule 13d-1 under the Securities Exchange Act of 1934.

99.2

Amended and Restated Bylaws of SulphCo, Inc., dated January 11, 2007

CUSIP No. 865378103	Page 7 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: January 12, 2007	By:	/s/Rudolph W. Gunnerman
Rudolph W. Gunnerman

Dated: January 12, 2007		/s/Doris Gunnerman
Doris Gunnerman